4/16

08001854

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Revolution Technologies Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 21 2008
THOMSON FINANCIAL

FILE NO. 82- 00478

FISCAL YEAR 7-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dee

DAT : 4/17/08

FILE 82-478

RECEIVED

2008 APR 16 P 1:24

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
7-31-07

Geovolution Technologies Inc.

GEOPHYSICAL PROSPECTING INC.
(A Development Stage Enterprise)

CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2007 AND 2006

GEOPHYSICAL PROSPECTING INC. (A Developments Stage Enterprise)

CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2007 AND 2006

INDEX

	PAGE
AUDITORS' REPORT	1
CONSOLIDATED BALANCE SHEETS	2
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT	3
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS	4
CONSOLIDATED STATEMENTS OF CASH FLOWS	5
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	6 - 16

AUDITORS' REPORT

To the Shareholders of
Geophysical Prospecting Inc.
(A Development Stage Enterprise):

We have audited the consolidated balance sheets of Geophysical Prospecting Inc. (A Development Stage Enterprise) as at July 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

"Edmund Cachia & Co. LLP"
CHARTERED ACCOUNTANTS

Toronto, November 23, 2007

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

CONSOLIDATED BALANCE SHEETS

JULY 31, 2007 AND 2006

ASSETS

	2007	2006
CURRENT		
Cash and cash equivalents	$41,200	$29,079
Advances to officers, directors and shareholders (note 5)	61,901	9,571
Available-for-sale securities (notes 3 and 7)	168,954	-
Prepaid expenses	15,013	10,516
Deposits (note 11)	-	258,787
	287,068	307,953
CAPITAL ASSETS (note 6)	79,451	61,802
MINING INTERESTS (note 4)	1	1
	$366,520	$369,75636

LIABILITIES

	2007	2006
CURRENT		
Accounts payable and accrued liabilities (note 5)	$18,864	$113,357
FUTURE TAX LIABILITIES (note 13 (b))	-	59,110

SHAREHOLDERS' EQUITY

	2007	2006
SHARE CAPITAL (note 8 (a))	13,552,936	13,259,576
TREASURY SHARES (note 8 (c))	(16,385)	(16,385)
CONTRIBUTED SURPLUS (note 9)	322,918	309,718
ACCUMULATED OTHER COMPREHENSIVE INCOME (note 10)	52,514	-
DEFICIT	(13,564,327)	(13,355,620)
COMMITMENTS AND CONTINGENCIES (note 14)	347,656	197,289
SUBSEQUENT EVENTS (note 16)		
	$366,520	$369,756

Approved by the Board:

"Owen Dwyer", Director

"Gary Hardley", Director

The accompanying notes are an integral part of these financial statements.

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE YEARS ENDED JULY 31, 2007 AND 2006

	2007	2006
EXPENSES		
Office, general and investor relations	$131,017	$90,934
Exploration and property evaluation costs	129,959	85,293
Consulting fees	133,591	180,771
Depreciation of fixed assets	22,238	10,581
Management fees	39,993	95,000
Financing fees	7,500	-
Legal and audit	34,311	21,558
Occupancy costs	22,521	9,117
Stock-based compensation cost	13,200	-
Travel and vehicle	54,869	7,213
Write-down of mining interests (note 4)	-	58,590
Transfer agent's and regulatory fees	26,372	23,554
Loss before the undernoted	615,571	582,611
Management fee and miscellaneous income	(57,658)	-
Gain on available-for-sale securities	(217,856)	-
Future income tax recovery	(131,350)	(49,250)
NET LOSS FOR THE YEAR	208,707	533,361
DEFICIT AT BEGINNING OF THE YEAR	13,355,620	12,822,259
DEFICIT AT END OF THE YEAR	$13,564,327	$13,355,620
Basic and diluted loss per share	$0.00	$0.00

The accompanying notes are an integral part of these financial statements.

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED JULY 31, 2007 AND 2006

	2007	2006
Net loss for the year	$208,707	$533,361
Other comprehensive income net of tax:		
Unrealized gain on available-for-sale securities (notes 3 and 7)	(52,514)	-
Comprehensive loss for the year	$156,193	$533,361

The accompanying notes are an integral part of these financial statements.

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR

THE YEARS ENDED JULY 31, 2007 AND 2006

	2007	2006
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net loss for the year	($ 208,707)	($ 533,361)
Add items not affecting cash:		
Depreciation	22,238	10,581
Future income taxes	(131,350)	(49,250)
Write-down of mining interests	-	58,590
Gain on available-for-sale securities	(217,856)	-
Stock-based compensation cost	13,200	-
Net changes in working capital balances:		
Increase in prepaid expenses	(4,497)	(10,516)
Decrease (increase) in deposits	258,787	(258,787)
Increase (decrease) in accounts payable and accrued liabilities	(94,493)	97,857
Cash used in operations	(362,678)	(684,886)
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES:		
Additions to capital assets	(39,887)	(72,383)
Additions to mining interests	-	(58,591)
Proceeds on disposal of available-for-sale securities	779,039	-
Purchase of available-for-sale securities	(677,623)	-
Cash provided by investing	61,529	(130,974)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES:		
Issuance of common shares	365,600	864,443
Equity unit issue costs	-	(10,369)
Decrease in other loans and advances	-	(5,000)
Increase in advance to officers, directors and shareholders	(52,330)	(5,571)
Cash provided by financing	313,270	843,503
INCREASE IN CASH DURING THE YEAR	12,121	27,643
CASH POSITION AT BEGINNING OF THE YEAR	29,079	1,436
CASH POSITION AT END OF THE YEAR	$41,200	$29,079

	2007	2006
Supplemental disclosure of non-cash transactions:		
Shares issued for non-cash consideration:		
Consulting services	$100,000	$144,500
Mining interests	$-	$55,000
Debt settlement	$54,000	$-

The accompanying notes are an integral part of these financial statements.

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2007 AND 2006

1 - NATURE OF BUSINESS AND GOING CONCERN CONSIDERATIONS:

Geophysical Prospecting Inc. (the "Company") was incorporated under the laws of the Province of British Columbia on July 19, 1979 and changed its province of Registration and continued under the Ontario Business Corporations Act (OBCA) on September 19, 1997.

The Company is in the process of exploring its resource mining properties and has not yet determined whether these properties contain economically recoverable reserves. The continued operations of the Company and the amounts recoverable on these mining properties are dependent upon the economically recoverable reserves, the ability of the Company in obtaining the financing to complete the necessary exploration and development upon attaining future profitable production or proceeds from disposition of the mining properties.

Although the Company has taken steps to verify title to mining properties in which it has an interest according to industry standards for the stage of exploration and development of such properties, these procedures may not guarantee the Company's title. Properties may be subject to undisclosed prior agreements or transfers and title may be affected by undetected defects.

The Company's continued existence as a going concern is dependent upon its ability to continue to obtain adequate ongoing debt and/or equity financing with creditors, officers, directors and stakeholders. In addition the Company must also ultimately become profitable.

2 - SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION:

Theses consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the accounts of Geophysical Prospecting Inc.'s wholly owned subsidiaries Josephine Iron Mines Inc. and GPI Energy Inc. All intercompany balances and transactions have been eliminated.

USE OF ESTIMATES:

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

MINING INTERESTS, EXPLORATION AND PROPERTY EVALUATION COSTS:

The Company has adopted the recommendation issued by the CICA EIC 126 and expenses exploration and property evaluation expenditures as incurred. Costs attributable to property acquisitions are capitalized while exploration and property evaluation expenditures on the property can only be capitalized once mineral reserves have been established. Once a mineral reserve has been established, all development costs will be capitalized. These costs together with the costs of mining interests will be charged to operations on a unit-of production method based on estimated recoverable reserves. If the mining interests are abandoned, or when an impairment in value has been determined, the capitalized costs will be charged to operations. Exploration and property evaluation expenditures that have been charged to operations: year ended 2007- $129,959, year ended 2006- $85,293.

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2007 AND 2006

2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

REVENUE RECOGNITION:

Management fee income is recognized by the Company at the time the service is performed.

Dividend income is recorded by the Company at the time the dividends become payable to the Company; interest income is recognized on an accruals basis; and, profits on the sale of marketable securities are recognized at the time of settlement.

INCOME TAXES:

Future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax basis generally using the enacted income tax rates at each balance sheet date. Future income tax assets also arise from unused loss carry forwards and other deductions. The amount of the future income tax asset recognized is limited to the amount that is more likely than not to be realized. The estimated realizable amount is reviewed annually and adjusted, if necessary, by use of a valuation allowance.

STOCK-BASED COMPENSATION:

The Company has a stock option plan, which is described in note 8(b). The Company accounts for stockbased compensation using the fair-value method. Under the fair value method, stock-based payments are measured at the fair value of equity instruments and are amortized over the vesting period. The offset to the recorded cost is contributed surplus in shareholder's equity. Prior to fiscal 2007, due to the Company's trading status the fair value of the options was not readily determinable. As a result, no compensation cost on options issued had been recognized in the financial statements.

LOSS PER SHARE:

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of bank deposits and funds on deposit with brokers.

SHARE CAPITAL:

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the price per share paid in the most recent prior sale of shares for cash.

Costs incurred to issue common shares are deducted from share capital.

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2007 AND 2006

2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

IMPAIRMENT OF LONG-LIVED ASSETS:

Long-lived assets, including property and equipment and other assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

ASSET RETIREMENT OBLIGATION:

The Company has adopted CICA Handbook Section 3110, "Asset Retirement Obligations", which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred or can be reasonably estimated, and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at July 31, 2007, the Company has not incurred or committed any asset retirement obligations related to the development of its exploration properties.

CAPITAL ASSETS:

Fixed assets are stated at cost. Depreciation is provided on the diminishing balance basis at the following annual rates:

Furniture and equipment ...	..20%
Computer equipment ...	.30%
Mining equipment...	...30%
Leasehold improvements ...	.20%

3- NEW ACCOUNTING PRONOUNCEMENTS:

The Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These new standards were adopted on a prospective basis with no restatement of prior period financial statements. The new standards are as follows:

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT (Section 3855)

In accordance with the new standard, the Company now classifies all financial instruments as either held-tomaturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of income.

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

NOTES TO CONSOLDIATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2007 AND 2006

3- NEW ACCOUNTING PRONOUNCEMENTS (continued):

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT (Section 3855) (continued)

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-fortrading, which is measured at fair value. Advances to officers, directors and shareholders are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities which are measured at amortized cost. The Company classifies its securities as available-for-sale and therefore carries them at fair value, with the unrealized gain or loss recorded in shareholders' equity as a component of other comprehensive income. These amounts will be reclassified from shareholders' equity to net income when the investments are sold.

COMPREHENSIVE INCOME (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale. The components of accumulated other comprehensive income for the year ended July 31, 2007 are disclosed in note 10.

4 - MINING INTERESTS:

The Company acquired an 8 claim mining lease covering approximately 1,000 acres in Wawa, Ontario during 2006 from a director of the Company. In addition, during 2006 the Company acquired a 100% interest in 10 mining claim units in Otto Township, Ontario.

Accumulated mineral property costs have been incurred as follows:

	2007	2006
Balance, Beginning of the year	$1	$-
Costs	-	58,591
Write-down	-	(58,590)
Balance, End of the year	$1	$1

The Wawa property interest was written-off during 2006. The Otto

property interest was written down to $ 1 during 2006.

Certain mining claims and licenses were issued to the Company during 2007 including 13 claims in the Wawa, Ontario region, 47 claims in Quebec, and land holdings encompassing 93,277 acres in the Fox River Region, Manitoba.

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

NOTES TO CONSOLDIATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2007 AND 2006

5 - RELATED PARTY ADVANCES AND TRANSACTIONS:

Consulting and management fees amounting to $158,864 (2006- $258,466) were charged by officers and directors of the Company and by Companies controlled by officers and directors of the Company.

Exploration expenditures totalling $2,327 (2006- $42,422) were charged by directors of the Company.

Financing costs of $7,500 (2006-$nil) were charged by an officer of the Company.

Rent of $21,227 (2006- $2,904) was paid to an officer of the company.

Advances to officers, directors, and shareholders have no fixed terms of repayment. Accounts payable at July

31, 2007 includes $nil (2006- $95,000) owing to officers and directors.

Management believes these transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

See note 8 for additional related party information.

6 - CAPITAL ASSETS:

	2007			2006
	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE	NET BOOK VALUE
Computer equipment	$10,974	$3,394	$7,580	$5,828
Furniture and fixtures	10,179	2,013	8,166	4,974
Leasehold improvements	31,117	3,112	28,005	-
Mining equipment	60,000	24,300	35,700	51,000
	$112,270	$32,819	$79,451	$61,802

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2007 AND 2006

7 - AVAILABLE-FOR-SALE SECURITIES:

Effective January 1, 2007 the Company's marketable securities have been designated as available-for-sale and are reported at fair value based on quoted market prices. At July 31, 2007 an unrealized gain on available-for-sale securities of $52,514 has been included in the loss of the Company and calculated for the year as follows:

	2007		2006	
	Number of Shares	Amount	Number of Shares	Amount
Callinan Mines Limited:				
Fair value	139,800	$181,740	-	$-
Yukon Zinc Corp.:				
Fair value	10,000	2,900	-	-
		184,640		-
Cost		(116,440)		-
Tax effect		(15,686)		-
Unrealized gain on available-for-sale securities		$52,514		$-

On July 28, 2006, the Company agreed to participate in an Airborne Geophysical Survey in northern Manitoba with Callinan Mines Limited of the Fox River Sill property which consists of 167,729 hectares located in the Fox River Basin, Manitoba. In order to earn it's interest in the project, the Company had to incur exploration expenditures of $400,000. The airborne survey was completed in the first quarter 2007 and accordingly, the Company earned it's interest in the property.

In lieu of a direct participation in the property, the Company accepted 500,000 common shares and 250,000 common share purchase warrants of Callinan Mines Limited. Each warrant entitles the holder to acquire a one common share at a exercise price of $0.85. The warrants expire on August 24, 2007. As at July 31, 2007 the Company had exercised 170,000 warrants.

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2007 AND 2006

8 - SHARE CAPITAL:

(a) AUTHORIZED
An unlimited number of common shares

ISSUED
89,157,000 Common shares $13,552,936

Transactions as follows:

	Shares #	Amount
$Balance July 31, 2005	37,400,000	12,513,862
Shares issued on settlement of debt (i)	6,000,000	60,000
Shares issued for cash	21,250,000	604,943
Shares issued for services (ii)	10,607,000	144,500
Shares issued for mining interests (iii)	5,500,000	55,000
Tax effect on flow-though shares	-	(108,360)
Shares issue cost	-	(10,369)
Balance July 31, 2006	80,757,000	13,259,576
Shares issued on settlement of debt (i)	1,200,000	54,000
Shares issued for cash	5,500,000	220,600
Shares issued for services (ii)	2,000,000	100,000
Tax effect on flow-through shares	-	(72,240)
Shares cancelled	(300,000)	(9,000)
Balance July 31, 2007	89,157,000	13,552,936

(i) Shares issued on settlement of debt
The Company issued 1,000,000 (2006- 6,000,000) common shares to shareholders in settlement of debt owed by the Company for a total deemed value of $50,000 (2006- $60,000).

(ii) Shares issued for services
The Company issued nil (2006- 2,600,000) common shares for consulting services charged by directors totalling $nil (2006- $27,500). In addition, the Company issued nil (2006- 6,500,000 common shares of the Company for consulting services charged by a company that is controlled by a director of the Company amounting to $nil (2006- $95,000)

(iii) Shares issued for mining interests
The Company issued nil (2006- 5,500,000) common shares for mining interests charged by directors totalling $nil (2006- $55,000).

8 - SHARE CAPITAL (continued):

(b) STOCK OPTIONS:

The Company has a stock option plan (the "Plan") under which the directors of the Company may grant options to acquire common shares of the Company to qualified directors and officers and employees of the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the date of grant and the maximum term of any option cannot exceed five years. The maximum aggregate number of common shares under option at any time under the Plan cannot exceed 40% of the issued shares.

The fair value of each option was estimated on the date of grant. Under Black-Scholes the options issued during the year ended July 31, 2007 have been valued at $13,200, and expensed to loss, using the following assumptions at the measurement date:

	2007	2006
Risk-free interest rate	3.48%	nil
Expected life	1 years	nil
Price volatility	100%	nil
Dividend yield	nil	nil

The following table reflects the continuity for the year ended July 31, 2007and 2006 of options granted and forfeited under the plan:

	2007	Weighted Average Exercise Price	2006	Weighted Average Exercise Price
Balance outstanding, beginning of year	11,970,000	$0.06	6,205,000	$0.05
Activity during the year:				
Granted	1,500,000	0.11	24,900,000	0.08
Forfeited	(11,970,000)	0.06	(19,135,000)	0.08
Balance outstanding, end of year	1,500,000	$0.11	11,970,000	$0.06

The following summarizes information on the stock options outstanding at July 31, 2007:

Weighted average exercise price	$0.11
Numbers outstanding as at July 31, 2007	1,500,000
Remaining contractual life	1 year
Options exercisable as at July 31, 2007	1,500,000

(c) TREASURY SHARES:

In November 1994, The Company acquired 5,600 common shares for a total cost of $ 16,385. The current market value as at July 31, 2007 is $308. At present the company does not intent to purchase additional shares.

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2007 AND 2006

8 - SHARE CAPITAL (continued):

(d) WARRANTS:

The following summarizes warrants that have been issued:

	Number of Warrants	
	2007	2006
Balance, beginning of year	8,950,000	-
Warrants issued on issuance of shares for cash	5,500,000	8,950,000
Warrants exercised during the year	-	-
Warrants expired during the year	-	-
Balance, end of year	14,450,000	8,950,000

At July 31, 2007, the following warrants were outstanding. The warrants entitle the holders to purchase the stated number of common shares at the exercise price on or before the expiry date:

Number of shares	Exercise price	Expiry date
5,000,000	$0.05	December 7, 2007
5,000,000	$0.05	December 7, 2009
500,000	$0.10	December 15, 2008
3,950,000	$0.10	December 7, 2007
14,450,000		

9- CONTRIBUTED SURPLUS:

Contributed surplus is comprised of the following:

	2007	2006
Balance, beginning of the year	$ 309,718	$ 309,718
Stock-based compensation cost	13,200	-
Balance, end of the year	$ 322,918	$ 309,918

10. ACCUMULATED OTHER COMPREHENSIVE INCOME:

Accumulated other comprehensive income is comprised of the following:

	2007	2006
Balance, beginning of the year	$-	$-
Unrealized gain on available-for-sale securities, net of tax	52,514	-
Balance, end of the year	$52,514	$-

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2007

14 - CONTINGENT LIABILITITES AND COMMITMENTS:

(a) In July 1993, the Company issued convertible notes payable in conjunction with a private placement. The notes were unsecured and subject to interest being charged at a rate of 5%, starting 150 days from the issuance of the notes or to May 17, 1994, the date the shares were issued. As remittances of some of the subscription amounts were late, certain subscribers waived the interest that would have been payable. The Company believes that the outstanding interest of $70,083 will continue to be waived until legally no longer payable. Accordingly, the Company removed the liability from the balance sheet on July 31, 2003, although no formal waiver has been received from the subscribers.

(b) On July 31, 1997, the Company received $150,000 USD in respect of a proposed convertible debenture issue. The issue was never completed and to date, the funds have not been repaid to the investor. Current Management has no knowledge of who the investor was and in their opinion the investor has no right of recourse for collections.

(c) As at July 31, 2005, the Company was committed to issue 1,000,000 common shares. An investor subscribed for and fully paid the aggregate subscription price of $10,000 cash for those shares, prior to July 31, 2005. During 2006 these shares were issued.

(d) The Company entered a premises lease for $1,095 monthly (escalating to $1,625 monthly) expiring January 31, 2010.

15 - COMPARATIVE FIGURES:

Certain figures shown for comparative purposes have been reclassified to conform with the classifications adopted in the current period.

16- SUBSEQUENT EVENTS:

(a) On September 30, 2007, the Company entered into an agreement to acquire a new conversion technology that will convert organic material to electricity and synthetic gas in a 100% closed system. The parties have agreed that the Company will purchase the technology in exchange for a 25% interest the Company's wholly owned subsidiary GPI Energy Inc.

(b) Subsequent to year end, the Company granted 4,000,000 stock options to consultants at an exercise price of $0.11, expiring on August 25th, 2009.

(c) Subsequent to year end, the Company's shares were accepted for trading on the Frankfurt Stock Exchange under the symbol 3GP.

GEOPHYSICAL PROSPECTING INC.
(Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2007 AND 2006

11 - DEPOSITS:

Deposits have been made with a supplier as an advance against charges for exploration services to be performed in the 2007 fiscal year.

12 - NAME CHANGE:

By articles of amendment dated November 29, 2005 the Company changed its name from Internet Identity Presence Company Inc. to Geophysical Prospecting Inc..

13 - INCOME TAXES:

(a) The Company's provision for income taxes differ from the amounts computed by applying the basic current rates to loss for the year before taxes, as shown in the following table:

	2007	2006
Statutory rate applied to loss for the year before income taxes	($ 122,829)	($ 210,439)
Increase in taxes resulting from:		
Non-deductible items	98,203	56,099
Loss not tax-benefited	24,626	154,340
Tax benefit renounced to flow-through shareholders	(131,350)	(49,250)
Future income tax recovery	($ 131,350)	($ 49,250)

(b) The tax effects of temporary differences that give rise to future income tax assets and future income tax asset (liabilities) at July 31, 2007 and 2006 are as follows:

	2007	2006
Future tax asset:		
Share issue costs	$312	$3,018
Mining interests	11,786	-
Fixed assets	11,854	-
Non-capital losses	351,549	389,184
	~~575,501~~	~~392,202~~
Less valuation allowance	(575,501)	(392,202)
Future tax liabilities:		
Mining interests	-	59,110
Net asset (liabilities)	$-	($ 59,110)

(c) The Company has non-capital losses of approximately $973,282 which expire through 2027. The benefit of these losses has not been recognized for financial statements purposes.

(d) During the year, the Company paid $ nil (2006- $nil) in respect of income taxes.

END